Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders of MiX are advised that with effect from 19 November 2014, Mr Mark Lamberti has been appointed as non-executive director of MiX and Mr Mohammed Akoojee has been appointed as an alternate non-executive director to Mark Lamberti.

Mark (B.Com. M.B.A. (Wits) P.P.L. (Harvard) CD (SA)) is currently the Chief Executive Officer of Imperial Holdings Limited (“Imperial”). From 1 June 2008 to 15 January 2014, Mark was the Chief Executive Officer and a major shareholder of Transaction Capital Limited whereafter he served as non-executive Chairman of Transaction Capital Limited until 4 March 2014 when he resigned to devote his attention more fully to Imperial. For the same reason on 10 April 2014, he resigned as non-executive chairman of the board of Massmart Holdings Limited, a position he assumed on 1 July 2007 after serving for almost 19 years as founder, architect, Chief Executive and the largest private shareholder of this retail group. Mark has served as an executive and non-executive director on the boards of various public companies including Wooltru, Primedia, Datatec, Telkom, Altron and Massmart.

Mark currently serves as an executive committee member and director of Business Leadership South Africa and is a Trustee and Executive Committee member of the National Education Collaborative Trust, which is a government, business, labour and civil society initiative to support the National Development Plan and the Education Sector Plan.

Mohammed is a qualified chartered accountant and holds a BAcc (Hons in Accounting), CA(SA), CFA. He is the executive responsible for mergers, acquisitions and investor relations for Imperial. Mohammed joined Imperial in 2009, having previously worked at Nedbank Securities as an investment analyst and at Investec in the corporate finance division. He was appointed to the board of Imperial in November 2013. He is also a director of Distribution and Warehousing Network Limited and Ukhamba Holdings Proprietary Limited.

The board of directors of MiX welcomes Mark and Mohammed and believes they will add significant value and insight as members of the board of directors.

20 November 2014

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